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Deutsche Bank Notes	Filed pursuant to Rule 433
Registration Statement 333-137902 Dated April 28, 2008

Description
Deutsche Bank is committed to giving investors cost-effective and convenient access to sophisticated investment products.

The DB Commodity Double Short Exchange Traded Note (Symbol: DEE), DB Commodity Double Long Exchange Traded Note (Symbol: DYY), DB Commodity Short Exchange Traded Note (Symbol: DDP), and DB Commodity Long Exchange Traded Note (Symbol: DPU) (collectively, the "DB Commodity ETNs") are the first United States exchange traded products that provide investors with a cost-effective and convenient way to take a long, short or leveraged view on the performance of a broad-based commodity index.

All of the DB Commodity ETNs are based on a total return version of the Deutsche Bank Liquid Commodity IndexTM. The Long and Double Long ETNs are based on the Optimum YieldTM version of the Index. The Short and Double Short ETNs are based on the standard version of the Index.

The DB Commodity ETNs are unsecured obligations of Deutsche Bank AG, London Branch.

Fund Card
Prospectus

Index Weights As Of: 25-Apr-2008
Commodity	Contract Expiry Date	Weight %
Light Crude	20-May-2008	36.06
Heating Oil	30-May-2008	21.5
Corn	12-Dec-2008	12.45
Gold	27-Aug-2008	8.23
Aluminium	19-Nov-2008	11.07
Wheat	14-Jul-2008	10.69

DB Commodity ETN and Index Data

DB Commodity ETN Symbols

Commodity Double Short	DEE

Commodity Double Long	DYY

Commodity Short	DDP

Commodity Long	DPU

Unit Price at Listing

Commodity Double Short	$25.00

Commodity Double Long	$25.00

Commodity Short	$25.00

Commodity Long	$25.00

Intraday Intrinsic Value Symbols

Commodity Double Short	DEEIV

Commodity Double Long	DYYIV

Commodity Short	DDPIV

Commodity Long	DPUIV

Inception Date	4/28/08

Maturity Date	4/01/38

DB Optimum YieldTM Commodity Index Symbol	DBLCOYER

DB Standard Commodity Index Symbol	DBLCMACL

Index history is for illustrative purposes only and does not represent actual DB Commodity ETN performance. Index history is based on a combination of the monthly returns from the relevant commodity index plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the repurchase value formula applied to the DB Commodity ETNs, less the investor fee. Index history for the Long and Double Long ETNs is based on the Deutsche Bank Liquid Commodity Index Excess Return - Optimum YieldTM, and index history for the Short and Double Short Commodity ETNs is based on the Deutsche Bank Liquid Commodity Index Excess Return (collectively, the "Commodity Indexes"). The Commodity Indexes are intended to reflect changes in the market value of certain commodity futures contracts based on crude oil, heating oil, corn, wheat, gold and aluminum. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. Past performance does not guarantee future results.

An investment in the DB Commodity ETNs involves risks, including possible loss of principal. For a description of the main risks, see “Risk Factors” in the applicable pricing supplement.

* Deutsche Bank AG, London Branch and its affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

** The DB Commodity ETNs are not rated but rely on the ratings of their issuer, Deutsche Bank AG, London Branch. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the marketability or market price of the DB Commodity ETNs.

Not FDIC Insured — No Bank Guarantee — May Lose Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting www.dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 1-877-369-4617, or you may request a copy from any dealer participating in this offering.

The DB Commodity ETNs (the “Securities”) are unsecured obligations of Deutsche Bank AG, London Branch. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the DB Commodity ETNs other than Deutsche Bank AG, London Branch’s ability to meet its obligations. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity, and leveraged losses. Investing in the Securities is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your Securities even if the value of the relevant index has increased. If at any time the redemption value of the Securities is zero, your Securities will expire worthless. An investment in the DB Commodity ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the prospectus. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the Securities. Sales in the secondary market may result in losses.

The DB Commodity ETNs are concentrated in commodities. The market value of the Securities may be influenced by many unpredictable factors, including, among other things, volatile commodity prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

The DB Commodity Double Long ETN and DB Commodity Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.